Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113143

PROSPECTUS

5,000,000 Shares

Indus International, Inc.

Common Stock

        This prospectus relates to the offer and sale by the Selling Stockholders named herein of 5,000,000 shares of common stock of Indus International, Inc. The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or in private transactions using any of the methods described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale of the shares of our common stock by the Selling Stockholders.

      Our common stock is traded on the Nasdaq National Market under the symbol “IINT.” On April 8, 2004, the last sales price for the shares of our common stock as reported on the Nasdaq National Market was $3.36 per share.

       See “Risk Factors” beginning on page 2 of this prospectus for certain considerations relevant to an investment in our common stock.

       Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2004

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the Selling Stockholders are making an offer to sell securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

      We are a leading provider of service delivery management solutions, including software and services in the areas of enterprise asset management, customer relationship management, and workforce management. Our solutions are used by more than 400,000 end users in more than 40 countries and diverse industries — including manufacturing, utilities, telecommunications, government, education, transportation, facilities and property management, consumer packaged goods and more.

      On January 21, 2004, we acquired Wishbone Systems, Inc., a provider of field service management and optimization software, for an aggregate purchase price of $6.65 million in cash, plus the assumption of $1.0 million of Wishbone debt. The acquisition complements our core strategy for implementing service delivery management solutions by adding Wishbone’s field service management solution.

      On February 9, 2004, we sold 5,000,000 shares of common stock to the Selling Stockholders, pursuant to the terms of a Purchase Agreement dated February 6, 2004 by and among the Selling Stockholders and us. We entered into a Registration Rights Agreement dated February 6, 2004 with the Selling Stockholders pursuant to which we agreed to file a registration statement with the Commission to register the shares held by the Selling Stockholders for resale. The registration statement of which this prospectus is a part was filed with the Commission pursuant to the Registration Rights Agreement.

      Our principal executive offices are located at 3301 Windy Ridge Parkway, Atlanta, Georgia 30339, and our telephone number is (770) 952-8444. For additional information regarding us and our business, see “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.”

RISK FACTORS

Our business may suffer from risks associated with growth and acquisitions, including the acquisition of Wishbone Systems.

      All acquisitions, including the Wishbone Systems acquisition, involve specific risks. Some of these risks include:

•	the assumption of unanticipated liabilities and contingencies;

•	diversion of our management’s attention;

•	inability to achieve market acceptance of acquired products; and

•	possible reduction of our reported asset values and earnings because of:

•	goodwill impairment;

•	increased interest costs;

•	issuances of additional securities or debt; and

•	difficulties in integrating acquired businesses and assets.

      As we grow and attempt to integrate any business and assets that we may acquire, including those in the Wishbone Systems acquisition, we can give no assurance that we will be able to:

•	properly maintain and take advantage of the business or value of any acquired business and assets;

•	identify suitable acquisition candidates;

•	complete any additional acquisitions; or

•	integrate any acquired businesses or assets into our operations.

Our operating results have fluctuated in the past and may continue to fluctuate significantly from quarter-to-quarter which could negatively affect our results of operations and our stock price.

      Our operating results have fluctuated in the past, and our results may fluctuate significantly in the future. Our operating results may fluctuate from quarter-to-quarter and may be negatively affected as a result of a number of factors, including:

•	the relatively long sales cycles for our products;

•	the variable size and timing of individual license transactions;

•	delays associated with product development, including the development and introduction of new releases of existing products;

•	the development and introduction of new operating systems and/or technological changes in computer systems that require additional development efforts;

•	our success in, and costs associated with, developing, introducing and marketing new products;

•	changes in the proportion of revenues attributable to license fees, hosting fees and services;

•	changes in the level of operating expenses;

•	software defects and other product quality problems and the costs associated with solving those problems; and

•	successful completion of customer funded development.

      Changes in operating expenses or variations in the timing of recognition of specific revenues resulting from any of these factors can cause significant variations in operating results from quarter-to-quarter and may in some future quarter result in losses or have a material adverse effect on our business or results of operations.

If we are unable to become profitable and cash flow positive in the near future, our business and long-term prospects may be harmed.

      We generated net operating losses of $3.2 million and $12.7 million in the three and nine months ended December 31, 2003, and we used cash of approximately $2.2 million and $6.7 million in the three and nine months ended December 31, 2003, respectively. For the three-month transition period ended March 31, 2003, we generated net operating losses of $9.9 million and used cash of approximately $4.9 million. If we are unable to produce future profitability or positive cash flow it will negatively affect our capacity to implement our business strategy and may require us to take actions in the short-term that will impair the long-term prospects of our business. If we are unable to produce future profitability or positive cash flow it may also result in liquidity problems and impair our ability to finance our continuing business operations on terms that are acceptable to us. Further, we may need to enter into financing transactions that are dilutive to our stockholders’ equity ownership in our company.

If the market does not accept our new products and new modules or upgrades to the existing products that we launch from time to time, our operating results and financial condition would be materially adversely affected.

      From time to time, we acquire new products, launch new products, and release new modules or upgrades to existing products. For example, in January 2004 we acquired the Wishbone Service Suite, a suite of workforce management modules that forms a part of our service delivery management product offering. In addition, in December 2003, we introduced InSite EE, the consolidation of our EMPAC and Indus InSite enterprise asset management products into a single development platform. There can be no assurance that any of our new or enhanced products, including the Wishbone Service Suite and InSite EE, will be sold successfully or that they can achieve market acceptance. Our future success with these products and other next generation product offerings will depend on our ability to accurately determine the functionality and features required by our customers, as well as the ability to enhance our products and deliver them in a timely manner. We cannot predict the present and future size of the potential market for our next generation of products, and we may incur substantial costs to enhance and modify our products and services in order to meet market demands.

If the market for service delivery management solutions does not grow as anticipated or if our service delivery management solutions are not accepted in the market, we may not be able to grow our business.

      From time to time, we expand into new markets. For example, in January 2004 we announced our service delivery management solutions for utilities. The market for service delivery management solutions is an emerging market. If customer demand in this emerging market does not grow as anticipated or if our service delivery management solution is not accepted in the market place, then we may not be able to grow our business.

If we experience delays in product development or the introduction of new products or new versions of existing products, our business and sales will be negatively affected.

      We have in the past experienced delays in product development that have negatively affected our relationships with existing customers and have resulted in lost sales of our products and services to existing and prospective customers and our failure to recover our product development costs. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities. If we are unable to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition will be materially and adversely affected. Because we have limited resources, we must effectively manage and properly allocate and prioritize our product development efforts and our porting efforts relating to newer products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting products or operating systems will achieve customer acceptance.

Delays in implementation of our software or the performance of our professional services may negatively affect our business.

      Following license sales, the implementation of our products and their extended solutions generally involves a lengthy process, including customer training and consultation. In addition, we are often engaged by our existing customers for other lengthy professional services projects. A successful implementation or other professional services project requires a close working relationship between us, the customer and, if applicable, third-party consultants and systems integrators who assist in the process. These factors may increase the costs associated with completion of any given sale, increase the risks of collection of amounts due during implementation or other professional services projects, and increase risks of cancellation or delay of such projects. Delays in the completion of a product implementation or with any other professional services project may require that the revenues associated with such implementation or project be recognized over a longer period than originally anticipated, or may result in disputes with customers regarding performance by us and payment by the customers. Such delays in implementation have caused, and may in the future cause, material fluctuations in our operating results. Similarly, customers may typically cancel implementation projects at any time without penalty, and such cancellation could have a material adverse effect on our business or results of operations. Because our expenses are relatively fixed, a small variation in the timing of recognition of specific revenues can cause significant variations in operating results from quarter to quarter and may in some future quarter result in losses or have a material adverse effect on our business or results of operations.

Continued decrease in demand for our products and services will impair our business and could materially adversely affect our results of operations and financial condition.

      During 2002 and the first part of 2003 we experienced a decrease in demand for our products and related services, which we believe was due to unfavorable general economic conditions and decreased capital spending by companies in the industries we serve. If these unfavorable economic conditions persist, our business, results of operations and financial condition are likely to be materially adversely affected.

      Moreover, overall demand for enterprise asset management software and customer information systems in general may grow slowly or decrease in upcoming quarters and years because of unfavorable general economic conditions, decreased spending by companies in need of our solutions or otherwise. This may reflect a saturation of the market for enterprise asset management software and customer information systems generally, as well as deregulation and retrenchment affecting the way companies purchase our software. To the extent that there is a slowdown in the overall market for our solutions, our business, results of operations and financial condition are likely to be materially adversely affected.

Our success depends upon our ability to attract and retain key personnel.

      Our future success depends, in significant part, upon the continued service of our key technical, sales and senior management personnel, as well as our ability to attract and retain new personnel. Competition for qualified sales, technical and other personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain additional highly qualified employees in the future. Our ability to attract, assimilate and retain key personnel may be adversely impacted by the fact that we have reduced our work force by 27% in 2002 and 19% in 2003 and that, in order to reduce our operating expenses, we have generally not increased wages or salaries over the last two years and have generally not awarded bonuses or other incentives to our employees. If we are unable to offer competitive salaries and bonuses, our key technical, sales and senior management personnel may be unwilling to continue service for us, and it may be difficult for us to attract new personnel. If we were unable to hire and retain personnel, particularly in senior management positions, our business, operating results and financial condition would be materially adversely affected. Further additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and have a material adverse effect on our business, operating results and financial condition.

Our failure to realize the expected benefits of our recent restructurings, including anticipated cost savings, could result in unfavorable financial results.

      Over the last several years we have undertaken several internal restructuring initiatives. For example, during 2000 and 2001, we restructured some of our operations by, among other things, relocating our corporate headquarters and administrative functions to Atlanta, Georgia from San Francisco, California. In March 2002, our Board of Directors approved a restructuring plan that, among other things, resulted in a reduction in force and the closing of our Dallas office. During the second half of 2002, due to unfavorable financial performance since the fourth quarter of 2001 and management reviews of worldwide operations, we reconfigured our business model and implemented several reductions in workforce and other cost reductions to restructure and resize the business. These types of internal restructurings have operational risks, including reduced productivity and lack of focus as we terminate some employees and assign new tasks and provide training to other employees. In addition, there can be no assurance that we will achieve the anticipated cost savings from these restructurings and any failure to achieve the anticipated cost savings could cause our financial results to fall short of expectations and adversely affect our financial position.

      We have taken charges for restructuring of $2.1 million in 2000, $10.2 million in 2001, $8.2 million in 2002, $2.2 million in the transition period ended March 31, 2003, and $34,000 in the nine months ended December 31, 2003, and there can be no assurance that additional charges for restructuring expenses will not be required in future periods. Significant future restructuring charges could cause financial results to be unfavorable.

The strain on our management may negatively affect our business and our ability to execute our business strategy.

      Changes to our business and customer base have placed a strain on management and operations. Previous expansion had resulted in substantial growth in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations, resulting in increased responsibility for management personnel. Our restructuring activities in recent years and our acquisitions of Indus Utility Systems, Inc. (“IUS”) and Wishbone Systems have recently placed additional demands on management. In connection with our restructuring activities and our acquisitions of IUS and Wishbone Systems, we will be required to effectively manage our operations, improve our financial and management controls, reporting systems and procedures on a timely basis and to train and manage our employee work force. There can be no assurance that we will be able to effectively manage our operations and failure to do so would have a material adverse effect on our business, operating results and financial condition.

The market for our products is highly competitive, and we may be unable to maintain or increase our market share.

      Our success depends, in part, on our ability to develop more advanced products more quickly and less expensively than our existing and potential competitors and to educate potential customers on the benefits of licensing our products. Some of our competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than us, which may allow them to introduce products with more features, greater functionality and lower prices than our products. These competitors could also bundle existing or new products with other, more established products in order to effectively compete with us.

      Increased competition is likely to result in price reductions, reduced gross margins and loss of sales volume, any of which could materially and adversely affect our business, operating results, and financial condition. Any material reduction in the price of our products would negatively affect our gross revenues and could have a material adverse effect on our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, and if we fail to do so we may be unable to maintain or increase our market share.

If we don’t respond to rapid technological change and evolving industry standards, we will be unable to compete effectively.

      The industries in which we participate are characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies, the emergence of new standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success will depend in part upon our ability to enhance our existing asset management solutions, customer information system products and service delivery management solutions, expand our products offerings through development or acquisition, and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve customer acceptance. There can be no assurance that any future enhancements to existing products or new products developed or acquired by us will achieve customer acceptance or will adequately address the changing needs of the marketplace. There can also be no assurance that we will be successful in developing, acquiring and marketing new products or enhancements to our existing products that incorporate new technology on a timely basis.

Our growth is dependent upon the successful development of our direct and indirect sales channels.

      We believe that our future growth also will depend on developing and maintaining successful strategic relationships or partnerships with systems integrators and other technology companies. One of our strategies is to continue to increase the proportion of customers served through these indirect channels. Our inability to partner with other technology companies and qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, sales of our products through indirect channels may reduce our consulting service revenues, as the third-party systems integrators reselling our products provide these services. Further, when third-party integrators install our products and train customers to use our products, it could result in more instances of incorrect product installation, failure to properly train the customer, or general failure of an integrator to satisfy the customer, which could have a negative effect on our relationship with the integrator and the customer. Such problems could damage our reputation and the reputation of our products and services. In addition, we may face additional competition from these systems integrators and third-party software providers who develop, acquire or market products competitive with our products.

      Our strategy of marketing our products directly to customers and indirectly through systems integrators and other technology companies may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators to market our products.

If we fail to comply with laws or government regulations, we may be subject to penalties and fines.

      We are not directly subject to regulation by any governmental agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations addressing the products and services we provide. We do, however, license our products and provide services, from time to time, to the government, government agencies, government contractors and to other customers that are in industries regulated by the government. As a result, our operations, as they relate to our relationships with governmental entities and customers in regulated industries, are governed by certain laws and regulations.

These laws and regulations are subject to change without notice to us. In some instances, compliance with these laws and regulations may be difficult or costly, which may negatively affect our business and results of operation. In addition, if we fail to comply with these laws and regulations, we may be subject to significant penalties and fines that could materially negatively affect our business, results of operations and financial position.

If we are unable to expand our international operations, our operating results and financial condition could be materially and adversely affected.

      International revenues (from sales outside the United States) accounted for approximately 31%, 41% and 34% of total revenues for the years ended December 31, 2000, 2001 and 2002, respectively, and 35% of total revenues for the transition period ended March 31, 2003, and 21% of total revenues for the nine months ended December 31, 2003. We maintain an operational presence and have established support offices in the United Kingdom, Canada, Australia, France and Japan. We expect international sales to continue to be a material component of our business. However, there can be no assurance that we will be able to maintain or increase international market demand for our products. In addition, international expansion may require us to establish additional foreign operations and hire additional personnel. This may require significant management attention and financial resources and could adversely affect our operating margins. To the extent we are unable to expand foreign operations in a timely manner, our growth, if any, in international sales will be limited, and our business, operating results and financial condition could be materially and adversely affected.

Exchange rate fluctuations between the U.S. Dollar and other currencies in which we do business may result in currency translation losses.

      At December 31, 2003, a significant portion of our cash was held in Pound Sterling or other foreign currencies (Australian Dollars, Canadian Dollars, Euros, and Japanese Yen). In the future, we may need to exchange some of the cash held in Pound Sterling, or other foreign currencies, to U.S. Dollars. We do not engage in hedging transactions, and an unfavorable foreign exchange rate at the time of conversion to U.S. Dollars would adversely affect the net fair value of the foreign denominated cash upon conversion.

The success of our international operations is subject to many uncertainties.

      Our international business also involves a number of additional risks, including:

•	lack of acceptance of localized products;

•	cultural differences in the conduct of business;

•	longer accounts receivable payment cycles;

•	greater difficulty in accounts receivable collection;

•	seasonality due to the annual slow-down in European business activity during the third calendar quarter;

•	unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings;

•	tariffs and other trade barriers;

•	the burden of complying with a wide variety of foreign laws; and

•	negative effects relating to hostilities, war or terrorist acts.

      To the extent profit is generated or losses are incurred in foreign countries, our effective income tax rate may be materially and adversely affected. In some markets, localization of our products will be essential to achieve market penetration. We may incur substantial costs and experience delays in localizing our products, and there can be no assurance that any localized product will ever generate significant revenues. There can be no assurance that any of the factors described herein will not have a material adverse effect on our future international sales and operations and, consequently, our business, operating results and financial condition.

We have only limited protection of our proprietary rights and technology.

      Our success is heavily dependent upon our proprietary technology. We rely on a combination of the protections provided under applicable copyright, trademark and trade secret laws, confidentiality procedures and license arrangements to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or obtain and use information that we regard as proprietary, to use our products or technology without authorization, or to develop similar technology independently. Moreover, the laws of some countries do not protect our proprietary rights to the same extent as do the laws of the United States. Furthermore, we have no patents and existing copyright laws afford only limited protection. We license source code for certain of our products and providing such source code may increase the likelihood of misappropriation or other misuses of our intellectual property. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third-party copying or use, which could adversely affect our competitive position.

We may not be successful in avoiding claims that we infringe other’s proprietary rights.

      We are not aware that any of our products, including the products we acquired in the IUS and Wishbone Systems acquisitions, infringe the proprietary rights of third parties. There can be no assurance, however, that a third-party will not assert that our technology violates its patents or other proprietary rights in the future. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend or could require us to enter into royalty and license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

As a result of lengthy sales and implementation cycle and the large size of our typical orders, any delays we experience will affect our operating results.

      The purchase and implementation of our software products by a customer generally involves a significant commitment of capital over a long period of time, with the risk of delays frequently associated with large capital expenditures and implementation procedures within an organization, such as budgetary constraints and internal approval review. During the sales process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience significant delays over which we will have no control. Any such delays in the execution of orders have caused, and may in the future cause, material fluctuations in our operating results.

Customer claims, whether successful or not, could be expensive and could harm our business.

      The sale and support of our products may entail the risk of product liability claims. Our license agreements typically contain provisions designed to limit exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against us relating to our product or third-party software embedded in our products could have a material adverse effect upon our business, operating results and financial condition.

Additional shares will become eligible for sale, and significant sales of such shares could result in a decrease in the price of our common stock.

      The market price of our common stock could drop as a result of sales of large numbers of shares in the market or the perception that such sales could occur. On February 9, 2004, we completed a private placement for 5 million shares of our common stock to the Selling Stockholders and agreed to register these shares for resale without restriction with the Securities and Exchange Commission. The registration statement of which this prospectus is a part was filed with the Commission pursuant to a Registration Rights Agreement with the Selling Stockholders. When the registration statement becomes effective the shares will be freely transferable.

      Since there is minimal trading volume in our common stock, stockholders wishing to sell even small numbers of shares could have a negative impact on the price of our common stock. If the holders of significant amounts of our common stock, including those stockholders who recently acquired shares of our common stock in connection with our private placement, desire to sell their shares, our stock price would be materially, negatively affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and registration statement contain or incorporate by reference statements, estimates or projections, that are not historical in nature and that may constitute “forward-looking statements” as defined under U.S. federal securities laws. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations or projections. These risks include, but are not limited to, the successful integration of the acquisition of Wishbone Systems, including the challenges inherent in diverting our management’s attention and resources from other strategic matters and from operational matters, the successful rationalization of the Wishbone Systems business and products, ability to realize anticipated or any synergies or cost-savings from the acquisition, current market conditions for Indus’ and Wishbone Systems’ products and services, our ability to achieve growth in our core product offerings and the combined Indus offerings, the ability to achieve projected revenues, gross margin, operating results and earnings, market acceptance and the success of the Indus products, the success of our product development strategy, our competitive position, the ability to enter into new partnership arrangements and to retain existing partnership arrangements, uncertainty relating to and the management of personnel changes, timely development and introduction of new products, releases and product enhancements, current economic conditions, heightened security and war or terrorist acts in countries of the world that affect our business, and other risks identified from time-to-time in this prospectus and our Commission filings.

SELLING STOCKHOLDERS

The Selling Stockholders

      On February 9, 2003, we sold 5,000,000 shares of our common stock in a private placement to the Selling Stockholders pursuant to the terms of the Purchase Agreement dated February 6, 2004 by and among the Selling Stockholders and us. We entered into a Registration Rights Agreement dated February 6, 2004 with the Selling Stockholders pursuant to which we agreed to file a registration statement with the Commission to register the shares held by the Selling Stockholders for resale. The registration statement of which this prospectus is a part was filed with the Commission pursuant to the Registration Rights Agreement.

      The following table sets forth:

•	the name of each of the Selling Stockholders,

•	the number of shares of common stock beneficially owned by each Selling Stockholder prior to this offering and being offered hereby, and

•	the number of shares of common stock beneficially owned by each Selling Stockholder after this offering.

	Shares
	Beneficially		Shares
	Owned Prior		Beneficially
	to the	Shares Being	Owned After
Selling Stockholder	Offering(1)(2)	Offered	the Offering

Wanger US Smaller Companies(3)
Columbia Acorn Fund(3)
Optimum Small Cap Growth Fund(3)	7,700,000	1,500,000	6,200,000
Amaranth LLC(4)	1,090,671	750,000	340,671
S.A.C. Capital Associates, LLC(5)	500,000	500,000	—
Smithfield Fiduciary LLC(6)	425,000	425,000	—
SF Capital Partners Ltd.(7)	874,557	200,000	674,557
Vertical Ventures(8)	120,000	120,000	—
Atlas Equity I, Ltd.(9)	100,000	100,000	—
Basso Multi-Strategy Holding Fund Ltd.(10)	100,000	100,000	—
Langley Partners, L.P.(11)	100,000	100,000	—
PCM Partners L.P. II(12)	100,000	100,000	—
RHP Master Fund, Ltd.(13)	100,000	100,000	—
Weber Capital Partners, L.P.(14)	90,000	90,000	—
UT Technology Partners I , L.P.(15)	233,700	80,000	153,700
Knott Partners L.P.(16)	76,000	76,000	—
Contra Offshore Partners, Ltd.(17)	75,000	75,000	—
Kensington Partners, L.P.(18)	204,492	71,159	133,333
GW 2001 Fund, L.P.(14)	55,000	55,000	—
Basso Equity Opportunity Holding Fund Ltd.(10)	50,000	50,000	—
Chestnut Ridge Partners, L.P.(19)	50,000	50,000	—
DKR Soundshore Strategic Holding Fund Ltd.(20)	50,000	50,000	—
Laddcap Value Partners LP(21)	50,000	50,000	—
TCMP[3] Partners(22)	50,000	50,000	—
Truk Opportunity Fund, LLC(23)	44,737	44,737	—
Matterhorn Offshore Fund Ltd.(16)	40,200	40,200	—
Iroquois Capital L.P.(8)	30,000	30,000	—
MAIG Partners L.P.(24)	30,000	30,000	—
Turkel Partners, L.P.(25)	30,000	30,000	—
Pavlov Children’s Trust DTD 10/15/97(26)	20,000	20,000	—
Shoshone Partners, LP(16)	18,000	18,000	—
STG Capital Fund Ltd.(27)	17,000	17,000	—
Stuart Schapiro Money Purchase Plan(28)	15,000	15,000	—
Common Fund Hedged Equity Company(16)	13,400	13,400	—
Other Selling Stockholders	229,137	49,504	179,633

Unless noted below, each Selling Stockholder will own less than 1% of the total number of shares of our common stock outstanding after this offering.

(1)	All share ownership information was provided to us by the Selling Stockholders.

(2)	Assumes that all of the shares held by the Selling Stockholders and being offered hereby are sold, and that the Selling Stockholders acquire no additional shares of common stock prior to completion of this offering.

(3)	Columbia Wanger Asset Management, L.P. is the investment advisor to the Selling Stockholders. Charles P. McQuaid is the chief investment officer of Columbia Wanger Asset Management, L.P. and exercises sole voting control and dispositive power over these securities. These entities will own approximately 11% of our outstanding common stock after completion of this offering.

(4)	Amaranth Advisors L.L.C. is the trading advisor of the Selling Stockholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. and exercises sole voting control and dispositive power over these securities. The Selling Stockholder is affiliated with Amaranth Securities L.L.C. and Amaranth Global Securities Inc., both of which are registered broker-dealers.

(5)	Steven A. Cohen, as the controlling member of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC, exercises sole voting control and dispositive power over these securities.

(6)	Glenn Dubin and Henry Swieca exercise shared voting control and dispositive power over these securities, as controlling members of Highbridge Capital Management, LLC. Highbridge Capital Management, LLC is the trading manager of the Selling Stockholder. The Selling Stockholder is affiliated with Highbridge Capital Corporation, a registered broker-dealer.

(7)	Michael A. Roth and Brian J. Stark exercise shared voting control and dispositive power over these securities through their management of Staro Asset Management, L.L.C., which acts as the investment manager of the Selling Stockholder. The Selling Stockholder is affiliated with Shepherd Trading Limited and Reliant Trading, both of which are registered broker-dealers.

(8)	Joshua Silverman is a partner of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(9)	Jacob Gottlieb is an employee of Balyasay Asset Management, L.P., the manager of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(10)	Basso Asset Management, L.P. is the investment manager of the Selling Stockholder. Howard I. Fischer is a managing member of Basso GP, LLC, the general partner of Basso Asset Management, L.P. and exercises sole voting control and dispositive power over these securities.

(11)	Langley Capital, LLC is the general partner of the Selling Stockholder, and Jeffrey Thorp is the sole managing member of Langley Capital, LLC and exercises sole voting control and dispositive power over these securities.

(12)	Candace King Weir is the portfolio manager of the Selling Stockholder and exercises sole voting control and dispositive power over these securities. The Selling Stockholder is affiliated with C.L. King & Associates, Inc., a registered broker-dealer.

(13)	Rock Hill Investment Management, L.P. is the investment manager of the Selling Stockholder, and the general partner of Rock Hill Investment Management, L.P. is RHP General Partner, LLC. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests of RHP General Partner, LLC and exercise shared voting control and dispositive power over these securities. The foregoing entities and individuals disclaim beneficial ownership of the shares owned by the Selling Stockholder.

(14)	Eugene M. Weber is the manager of the general partner of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(15)	James W. Weil and Mark G. Hadlock are the investment manager and the secretary of the general partner of the Selling Stockholder, respectively, and exercise shared voting control and dispositive power over these securities. The Selling Stockholder is an affiliate of C.E. Unterberg, Towbin, a registered broker-dealer.

(16)	David Knott exercises sole voting control and dispositive power over these securities.

(17)	Russell Sarachek is the managing partner of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(18)	Richard Keim is the managing member of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(19)	Jonathan Braustein is the portfolio manager of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(20)	DKR Capital Partners L.P. is the investment manager of the Selling Stockholder . Howard Fischer is the portfolio manager of DKR Capital Partners L.P. and exercises sole voting control and dispositive power over these securities.

(21)	Robert Ladd is the general partner of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(22)	Steven Slawson and Walter Schenfer are the principals and general partners of the Selling Stockholder and exercise shared voting control and dispositive power over these securities.

(23)	Michael E. Fein and Stephen E. Satlzstein are principals of Atoll Asset Management, LLC, the managing member of the Selling Stockholder, and exercise shared voting control and dispositive power over these securities.

(24)	Jeffrey Moskowitz and Harvey Moskowitz are the general partners of the Selling Stockholder and exercise shared voting control and dispositive power over these securities. The Selling Stockholder is an affiliate of C.E. Unterberg, Towbin, a registered broker-dealer.

(25)	Scott Turkel exercises sole voting control and dispositive power over these securities on behalf of the general partner of the Selling Stockholder.

(26)	Fritz Hunsinger, as trustee of the Selling Stockholder, exercises sole voting control and dispositive power over these securities.

(27)	Steven Glass is the director and managing member of the investment manager of the Selling Stockholder and exercises sole voting control and dispositive power over these securities.

(28)	Stuart Schapiro exercises sole voting control and dispositive power over these securities.

PLAN OF DISTRIBUTION

      The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility (including, without limitation, the Nasdaq National Market and the over the counter market) on which the shares are traded or in private transactions, subject to applicable law. These sales may be public or private at prices prevailing in such market, fixed prices or prices negotiated at the time of sale. The shares may be sold by the Selling Stockholders directly to one or more purchasers, through agents designated from time to time or to or through broker-dealers designated from time to time. In the event the shares are publicly offered through broker-dealers or agents, the Selling Stockholders may enter into agreements with respect thereto. The Selling Stockholders may, subject to applicable law, also use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales by broker-dealers of a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3), or other applicable provision of the Securities Act, amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

      The Selling Stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The Selling Stockholders and the broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any discounts and any commissions received by such broker-dealers or agents and any profit on the sale of the shares purchased by them and any discounts or commissions might be deemed to be underwriting discounts or commissions under the Securities Act. Any such broker-dealers and agents may engage in transactions with, and perform services for, us. At the time a particular offer of shares is made by the Selling Stockholders, to the extent required, a prospectus will be distributed which will set forth the aggregate number of shares being offered, and the terms of the offering, including the public offering price thereof, the name or names of any broker-dealers or agents, any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the Selling Stockholders. Each Selling Stockholder has purchased the shares of our common stock in the ordinary course of business, and at the time the Selling Stockholder purchased the shares of our common stock, it was not a party to any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares.

      In order to comply with the securities laws of certain states, sales of shares offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of shares offered hereby must also be made by the Selling Stockholders in compliance with other applicable state securities laws and regulations. We are required to pay all fees and expenses incident to the registration of the shares; provided, that the Selling Stockholders are required, severally and not jointly, to pay all underwriting fees and discounts, selling commissions, brokerage fees and stock transfer taxes applicable to shares sold by such Selling Stockholders hereby. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The Selling Stockholders have represented to us that they have not taken, or presently plan to take, directly or indirectly, any action designed to or which might reasonably be expected to cause, or result in, or which had constituted, under the Securities Exchange Act of 1934, as amended, the stabilization or manipulation of the price of any of our securities to facilitate the sale or resale of the shares offered hereby. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of securities (a “Distribution”) from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any such securities or any right to purchase such securities, for a period of one business day before and after completion of his or her participation in the Distribution (the “Distribution Period”). During the Distribution Period, Rule 104 under Regulation M prohibits the Selling

Stockholders or any other person engaged in the Distribution from engaging in any stabilizing bid or purchasing of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the Selling Stockholders will be reoffering or reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.

LEGAL MATTERS

      Alston & Bird LLP will pass upon the validity of the shares of common stock being offered under this prospectus.

EXPERTS

      The consolidated financial statements of Indus International, Inc. appearing in the Company’s Transition Report (Form 10-K) for the three-month period ended March 31, 2003 and the combined financial statements of Global Energy and Utility Solutions appearing in the Company’s Current Report (Form 8-K/A) dated March 5, 2003 for the year ended September 30, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities and Exchange Act of 1934 and in accordance with its requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be obtained:

•	At the public reference room of the Commission, Room 1024 — Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	From the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

•	From the internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Commission.

      Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference room, call the Commission at 1-800-SEC-0330.

      We filed with the Securities and Exchange Commission a registration statement on Form S-3 (which contains this prospectus) under the Securities Act to register with the Securities and Exchange Commission the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us, and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission by us (File No. 0-2293) are hereby incorporated by reference into this Prospectus:

(1) our Transition Report on Form 10-K for the transition period from January 1, 2003 to March 31, 2003;

(2) our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2003, September 30, 2003 and December 31, 2003;

(3) the description of our Common Stock contained in our Registration Statement on Form S-4 as filed with the Commission on August 7, 1997; and

(4) our Current Reports on Form 8-K dated April 10, 2003, May 14, 2003, July 31, 2003, January 23, 2004, January 28, 2004, February 10, 2004 and March 5, 2004.

      Information included by us in Current Reports on Form 8-K under Item 12 thereof is expressly not incorporated by reference herein.

      All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents.

      Any statement contained herein, in any amendment or supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement and this prospectus to the extent that a statement contained herein in any amendment or supplement hereto or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement or this prospectus. All information appearing in this prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the immediately preceding statement.

      We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to Adam V. Battani, Indus International, Inc., 3301 Windy Ridge Parkway, Atlanta, Georgia 30339.